Exhibit 99.1

Caledonia Mining Corporation plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Exercise of Share Options
29 March, 2016:  Caledonia Mining Corporation plc ("Caledonia" or the "Company") announces that it received notice yesterday that Steve Curtis (Chief Executive Officer) exercised options over 65,000 common shares of no par value each ("Option Shares") in the Company at an exercise price of 90 Canadian cents per share.
Caledonia has applied for these 65,000 Option Shares to be admitted to trading on AIM and it is anticipated that trading in such shares will commence on 4 April 2016 ("Admission").
Following Admission, Mr. Curtis will hold 365,000 Caledonia common shares, representing approximately 0.70 per cent of the total number of common shares in issue.
The total number of shares in issue following Admission will be 52,143,946.
Caledonia has no shares in Treasury, therefore this figure may be used by Shareholders, from Admission, as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

For further information please contact:

Caledonia Mining Corporation plc Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204